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                                 UNITED STATES                                               OMB Number:       00026541
                       SECURITIES AND EXCHANGE COMMISSION                                    Expires:
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                                  FORM 12b-25                                               ----------------------------
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                                                                                                   SEC FILE NUMBER

                          NOTIFICATION OF LATE FILING                                         --------------------------
                                                                                              --------------------------
(Check One):  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [x]Form 10-Q  [ ] Form N-SAR             CUSIP NUMBER
                                                                                                     74266F100
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                  For Period Ended:  Fiscal Quarter ended March 31, 2001
                                    -------------------------------------------
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                    ----------------------------

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             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE

       Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I--REGISTRANT INFORMATION

                               Pro Net Link Corp.
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Full Name of Registrant


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Former Name if Applicable

                           645 Fifth Avenue, Suite 303
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Address of Principal Executive Office (STREET AND NUMBER)

                            New York, New York 10022
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City, State and Zip Code

PART II--RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

--- (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant cannot file its Quarterly Report on Form 10-Q within the prescribed time period due to pending additional financial information required for finalizing its financial statements.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               David Walker                   (212)              688-8838
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                  (Name)                   (Area Code)      (Telephone Number)

(2)      Have all other periodic reports required
         under Section 13 or 15(d) of the Securities
         Exchange Act of 1934 or Section 30 of the
         Investment Company Act of 1940 during the
         preceding 12 months or for such shorter
         period that the registrant was required to
         file such reports been filed? If answer is         [X] Yes  [ ] No
         no, identify report(s).

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(3)      Is it anticipated that any significant
         change in results of operations from the
         corresponding period for the last fiscal
         year will be reflected by the earnings
         statements to be included in the subject           [X] Yes  [ ] No
         report or portion thereof?

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects a loss of $2,655,523 for the nine month period ended March 31, 2001, compared with a loss of $3,169,629 for the nine month period ended March 31, 2000. The decrease in loss between the two periods is due to an aggregate reduction in Selling, General and Administrative costs, including non-cash compensation charges.

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                               Pro Net Link Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  May 15, 2001                       By        /s/ DAVID WALKER
     ---------------------------------     ------------------------------------
                                                       David Walker
                                                       Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

---------------------------------- ATTENTION -----------------------------------
        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).